Exhibit 99.1

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

EMERA INC. ISSUES $250 MILLION OF MEDIUM TERM NOTES

HALIFAX, December 13, 2011 – Today, Emera Inc. completed the issue of $250 million Series H Medium Term Notes. The Series H Notes bear interest at the rate of 2.96% and yield 2.969% per annum until December 13, 2016.

The Offering was made to the public through a syndicate of agents co-led by Scotia Capital Inc. and CIBC World Markets Inc., and included RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc. and BMO Nesbitt Burns Inc.

The net proceeds of the Offering will be used to repay short term borrowings and for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in the United States or in any province, state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of the United States or any such province, state or other jurisdiction. These securities may not be offered or sold in the United States absent registration or an exemption from registration.

Forward Looking Information

This news release contains forward looking information. Actual future results may differ materially. Additional information related to Emera, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

About Emera

Emera Inc. is an energy and services company with $6.8 billion in assets and 2010 revenues of $1.6 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera operates throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA and EMA.PR.A. Additional information can be accessed at www.emera.com, www.sedar.com, or on www.sec.gov.

For more information, please contact:

Jill MacDonald, CA

Manager, Investor Relations

(902) 428-6486